EXHIBIT 21.1

SUBSIDIARIES OF LOTON CORP.

Name	Jurisdiction	Percentage Owned
KoKo (Camden) Holdings (US), Inc.	Delaware	100%
KoKo (Camden) Limited	England and Wales	100%
OBAR (Camden) Holdings Limited	England and Wales	50%
OBAR (Camden) Limited	England and Wales	50%